Exhibit 99.1

May 8, 2024

Dear Nano-X Imaging Ltd. Shareholders:

We cordially invite you to attend the Special General Meeting of Shareholders of Nano-X Imaging Ltd. (the “Meeting”), to be held on June 18, 2024 at 15:00 (Israel time), at the offices of the Company located at Ofer Tech Park, 94 Shlomo Shmeltzer Road Petach Tikva 4970602, Israel.

At the Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Special General Meeting of Shareholders. Our board of directors recommends that you vote FOR each of the Proposals listed in the Notice.

Only shareholders of record at the close of business on May 8, are entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice of Special General Meeting of Shareholders and the accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely,

Noga Kainan,
Director

Notice of Special General Meeting of Shareholders

To be Held on June 18, 2024

Dear Nano-X Imaging Ltd. Shareholders:

We cordially invite you to attend the Special General Meeting of Shareholders (the “Meeting”) of Nano-X Imaging Ltd. (the “Company”), to be held on June 18, 2024 at 15:00 (Israel time), at the offices of the Company located at Ofer Tech Park, 94 Shlomo Shmeltzer Road Petach Tikva 4970602, Israel.

The following matters are on the agenda for the Meeting:

(1)	to approve Company’s Compensation Policy for Directors and Officers;

(2)	to nominate Mr. Erez Meltzer as the Acting Chairman of the Board;

(3)	to approve an equity grant to Mr. Erez Meltzer in his capacity as the Chief Executive Officer of the Company; and

(4)	to approve a cash compensation scheme to the non-employee directors of the Company.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on May 8, 2024, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

Even if you plan to attend the Meeting, we encourage you to vote your shares by proxy in advance. If you hold your ordinary shares in your own name, you may vote by Internet, telephone or by completing, signing, and returning the enclosed proxy card in the envelope provided, in accordance with the instructions therein. If you hold ordinary shares through a bank, broker or other nominee (i.e., in “street name”) which is one of our shareholders of record at the close of business on May 8, 2024 you must follow the instructions included in the enclosed voting instruction form you receive from your bank, broker or nominee, and may also be able to submit voting instructions to your bank, broker or nominee via the Internet or by phone. Please be certain to have your control number from your voting instruction form ready for use in providing your voting instructions. If you have previously consented to receive your proxy materials by email, you may vote by simply clicking the “VOTE NOW” button in the accompanying email. If you hold your ordinary shares in “street name,” you must obtain a legal proxy from the record holder to enable you to participate in and to vote your ordinary shares at the Meeting (or to appoint a proxy to do so).

Our board of directors recommends that you vote FOR each of the above Proposals, which are described in the proxy statement.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting power of the Company’s ordinary shares constitutes a quorum for purposes of the Meeting. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

The last date for submitting a request to include a Proposal in accordance with Section 66(b) of the Israeli Companies Law, 5759-1999, is May 15, 2024. A copy of the proxy statement (which includes the full version of the proposed resolutions) and a proxy card is being distributed to shareholders and also furnished to the U.S. Securities and Exchange Commission under cover of Form 6-K. Shareholders are also able to review the proxy statement at the “Investors” portion of our website, which can be found at: https://investors.nanox.vision/ or at our headquarters at 94 Shlomo Shmeltzer Road, Petach Tikva 4970602, Israel, upon prior notice and during regular working hours (telephone number: +972-03-7359202) until the date of the Meeting.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading the Notice of Special General Meeting of Shareholders and the Proxy Statement, please sign, date and mail the proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. If voting by mail, the proxy card must be received by no later than 11:59 p.m. EDT on June 17, 2024, to be validly included in the tally of ordinary shares voted at the Meeting. Detailed proxy voting instructions will be provided both in the proxy statement and in the proxy card.

By Order of the Board of Directors,

Noga Kainan,
Director

Proxy Statement

Special General Meeting of Shareholders

To Be Held on June 18, 2024

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors (the “Board”) of Nano-X Imaging Ltd. (the “Company” or “Nano-X”) to be voted at an Special General Meeting of Shareholders (the “Meeting”), and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Special General Meeting of Shareholders. The Meeting will be held on June, 18, 2024, at 15:00 (Israel time), at Company’s headquarters at 94 Shlomo Shmeltzer Road, Petach Tikva 4970602, Israel.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on May 8, 2024, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time. You can vote your ordinary shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your ordinary shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following matters are on the agenda for the Meeting:

(1)	to approve Company’s Compensation Policy for Directors and Officers;

(2)	to nominate Mr. Erez Meltzer as the Acting Chairman of the Board;

(3)	to approve an equity grant to Mr. Erez Meltzer in his capacity as the Chief Executive Officer of the Company; and

(4)	to approve a cash compensation scheme to the non-employee directors of the Company.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendation

Our Board recommends that you vote “FOR” each of the above Proposals.

Quorum and Adjournment

On May 6, 2024, we had a total of 57,788,708 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on May 8, 2024, is entitled to one vote on each of the Proposals to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that, they hold ordinary shares representing at least 25% of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time, and place or to a specified day, time, and place). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding ordinary shares for a beneficial owner attends the Meeting but does not vote on a particular Proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of the Proposals.

In addition, the approval of Proposal No. 1 and 2 are subject to the fulfillment of one of the following additional voting requirements: (i) the majority of the ordinary shares that are voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the approval of the Proposal; or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company. In the event Proposal No. 1 is not approved, then Proposals No. 3 and 4 will also be subject to the fulfillment of one of the abovementioned additional voting requirements.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company. For the purpose of the Proposals, the term controlling shareholder shall also include a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders.

Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

How You Can Vote

You can vote either in person at the Meeting or by authorizing another person as your proxy, whether or not you attend the Meeting. You may vote in any of the manners below:

●	By Internet—If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your shares offers Internet voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit your proxy over the Internet. If you have previously consented to receiving proxy materials by email from your nominee, you may simply click the “VOTE NOW” button in the accompanying email;

●	By telephone—If you are a shareholder of record, you can submit a proxy by telephone by calling the toll-free number listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and following the prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar organization that holds your shares offers telephone voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit a proxy by telephone; or

●	By mail—If you are a shareholder of record, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization on how to vote your shares, and the brokerage firm, bank or other similar organization is required to vote your shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization.

Registered Holders

If you are a shareholder of record whose ordinary shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, you can also vote your ordinary shares by attending the Meeting or by completing and signing a proxy card. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to the individuals listed as proxies on the proxy card or to vote in person at the Meeting. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us a written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card from a registered holder unless we receive it at our headquarters at 94 Shlomo Shmeltzer Road, Petach Tikva 4970602, Israel, or Broadridge Financial Solutions, Inc. receives it in the enclosed envelope no later than 11:59 p.m. EDT on June 17, 2024.

If you provide specific instructions (by marking a box) with regard to the Proposals, your ordinary shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions your ordinary shares will be voted in favor of each Proposal in accordance with the recommendation of the Board. The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 29 of the Company’s Articles of Association.

Beneficial Owners

If you are a beneficial owner of the ordinary shares held in a brokerage account or by a trustee or nominee, these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Meeting.

Because a beneficial owner is not a shareholder of record, you may not vote those ordinary shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your ordinary shares, giving you the right to vote the ordinary shares at the Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your ordinary shares.

Who Can Vote

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on May 8, 2024, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

Revocation of Proxies

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by delivering to us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. A shareholder who holds shares in “street name” should follow the directions of, or contact, the bank, broker or nominee if he, she or it desires to revoke or modify previously submitted voting instructions.

Solicitation of Proxies

Proxies are being distributed to shareholders beginning May 10, 2024. Certain officers, directors, employees and agents of Nano-X, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of ordinary shares.

Voting Results

The final voting results will be tallied by the Company based on the information provided by Broadridge Financial Solutions, Inc. or otherwise, and the overall results of the Meeting will be published following the Meeting in a report of foreign private issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission (the “SEC”).

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this proxy statement are available at the “Investor Relations” portion of our website, which can be found at https://investors.nanox.vision/. The contents of that website are not a part of this proxy statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

For information regarding the security ownership of certain beneficial owners and management, see “Part I, Item 7.A. Major Shareholders” of our Annual Report on Form 20-F for the year ended December 31, 2023, as filed with the SEC on April 22, 2024 (the “Annual Report”).

CORPORATE GOVERNANCE

Overview

Nano-X is committed to effective corporate governance and independent oversight by our Board. Our programs and policies are informed by engagement with our shareholders as well as a guiding principle that the Board is accountable for representing the best interests of our shareholders, accomplished primarily through independence, diversity of experience and engagement with shareholders alongside additional key constituents.

Shareholder Engagement

We believe that effective corporate governance includes regular, constructive conversations with our shareholders, and we value our shareholders’ continued feedback and opinions. We are committed to maintaining an active dialogue to understand the priorities and concerns of our shareholders. All feedback is reviewed and implemented as appropriate for the Company’s strategy, business growth and maturity stage. As part of our investor relations program, we engage with our shareholders throughout the calendar year in our quarterly earnings calls, investor conferences and investor meetings.

Board Structure

Our Articles of Association provide that our Board may consist of no less than five and no more than ten directors, as may be fixed from time to time by the Board. Our Board currently consists of six directors. Each of our current five non-executive directors is independent under the Nasdaq corporate governance rules that require a majority of our directors to be independent.

Our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board. At each annual general meeting of our shareholders, the term of office of only one class of directors expires. The election or re-election of such class of directors is for a term of office that expires as of the date of the third annual general meeting following such election or re-election. Each director holds office until the annual general meeting of our shareholders in which his or her term expires, unless he or she is removed by a vote of 62.33% of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Israeli Companies Law 5759-1999 (the “Companies Law”) and our Articles of Association.

Board Leadership and Lead Independent Director

Mr. Erez Meltzer has served as our Chief Executive Officer since January 2022, and has served as a member of our Board since December 2019. Our Board has resolved to appoint Mr. Meltzer as the acting Chairman of our Board, subject to our shareholders’ approval. If Mr. Meltzer is appointed as acting Chairman of our Board by the Company’s shareholders, the Companies Law requires that his term is limited to three-year terms, subject to shareholder approval.

Subject to shareholders’ approval of the appointment of Mr. Meltzer as our Acting Chairman, our board has decided to appoint Ms. Noga Kainan, who serves as member of our Board since February 2021, as Lead Independent Director.

Corporate Governance Practices

For more information regarding our Board, its committees and our corporate governance practices, see “Part I, Item 6.C. Board Practices” and “Part II, Item 16G. Corporate Governance” of our Annual Report.

COMPENSATION OF DIRECTORS AND CERTAIN EXECUTIVE OFFICERS

For more information regarding the compensation of our directors and executive officers, see “Part I, Item 6.B. Compensation” of our Annual Report.

BOARD DIVERSITY MATRIX

The table below provides certain information regarding the diversity of our Board as of the date of this proxy statement.

Country of Principle Executive Offices:	Israel

Foreign Private Issuer	Yes

Total Number of Directors	Six

	Female	Male	Non-Binary	Did not Disclose Gender
Part I: Gender Identity
Directors	3	3	--	--
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	--
LGBTQ+	--
Did Not Disclose Demographic Background	1

PROPOSAL 1

COMPENSATION POLICY

Background

At the Meeting, shareholders will be asked to approve a new compensation policy regarding the terms of office and employment of our executive officers and directors. As required by the Companies Law, we have adopted a compensation policy regarding the terms of office and employment of our executive officers and directors. Our previous compensation policy became effective on February 9, 2021, following its approval by our shareholders, and has expired on February 8, 2024 (the “Expired Compensation Policy”).

Our compensation committee and Board propose adopting a new compensation policy (the “Proposed Compensation Policy”), in the form attached to this Proxy Statement as Annex A.

The Proposed Compensation Policy, if approved by our shareholders, will become effective immediately following the Meeting, for a period of three years. To the extent not approved by our shareholders at the Meeting, our compensation committee and Board may nonetheless approve the Proposed Compensation Policy, following re-discussion of the matter and for specified reasons, provided such approval is in the best interests of the Company.

Our Proposed Compensation Policy is designed to promote our objectives, business plan and long-term strategy, to create appropriate incentives to our office holders while taking into consideration the size and nature of operations of our Company as well as the competitive environment in which we operate. As such, our Proposed Compensation Policy is intended to incentivize superior individual excellence and to align the interests of our office holders with our long-term performance, and as a result, with those of our shareholders. To that end, a portion of an office holder compensation package is targeted to reflect both our short and long-term goals, the office holder’s individual performance, as well as measures designed to reduce office holder’s incentive to take excessive risks that may harm us in the long-term.

When considering the Proposed Compensation Policy, the compensation committee and the Board considered numerous factors, including the Company objectives, business plan and long-term strategy, as well as a comprehensive benchmark analysis prepared by Compvision, an independent compensation advisor. The comprehensive benchmark analysis included a survey of compensation policy terms of ten peer companies prepared by Compvision (the “Peer Group Analysis”). The Peer Group Analysis was constructed with careful consideration and represents an appropriate comparison pool based on the peer companies’ industry, size, revenues and maturity stage, was approved by our compensation committee and included, among others, Israeli companies listed in the U.S, such as Kornit Digital Ltd., Walkme Ltd., Nano Dimension Ltd., Innoviz Technologis Ltd. and Arbe Robotics Ltd. The Peer Group Analysis indicated that the terms of our Proposed Compensation Policy are in line with market practices.

Our compensation committee and Board believe that by approving the Proposed Compensation Policy, we will be better positioned to hire, retain and motivate leading candidates in our industry to serve as officers or members of our Board especially given the high demand for experienced and talented executives in the Israeli market.

Pursuant to the Proposed Compensation Policy, the compensation that may be granted to an executive officer may include: base salary, annual bonuses and other cash bonuses (such as relocation/repatriation, signing and special bonuses), as well as equity-based compensation, retirement and termination of employment arrangements and other benefits. The cash bonuses that may be granted under the Proposed Compensation Policy are limited to a maximum amount linked to the executive officer’s base salary.

Under the Proposed Compensation Policy, an annual cash bonus that may be awarded to executive officers (other than the Chief Executive Officer) may be based on company, division, departmental, business unit, and individual objectives. Measurable performance objectives may be based on actual financial and operational results, personal objectives, operational objectives, project milestones objectives or investment in human capital objectives. The Company may also grant annual cash bonuses to executive officers (other than the Chief Executive Officer) on a discretionary basis.

The Proposed Compensation Policy provides that the annual bonus awarded to the Company’s Chief Executive Officer will be based on measurable performance objectives of the Company, subject to a minimum threshold. The measurable performance objectives will be determined annually by the compensation committee and the Board and will be based on actual financial and operational results, such as among others, revenues, sales, operating income, cash flow or the Company’s annual operating plan and long-term plan.

Similar to our Expired Compensation Policy, the equity-based compensation under the Proposed Compensation Policy for our executive officers is consistent with the underlying objectives in determining the base salary and the annual cash bonus and designed to enhance the alignment between the executive officers’ interests with the long term interests of the Company and its shareholders and to promote our retention efforts. Equity-based awards may be granted from time to time in the form of options and/or other equity-based awards, such as restricted share units (“RSUs”), in accordance with the Company’s 2019 Equity Incentive Plan (the “Plan”), as may be updated from time to time, will be structured to vest over several years in order to align such executive officers incentives with longer-term strategic plans of the Company, and will be individually determined and awarded according to the performance, role and the personal responsibilities of the relevant executive officer.

Under the Proposed Compensation Policy our executive officers may be granted with several cash and equity benefits upon or in connection with “Change of Control” or, where applicable, in the event of a Change of Control following which the employment of the executive officer is terminated or adversely adjusted in a material way. Our executive officers also may be granted with a non-compete grant upon the termination of their employment, the terms and conditions of which shall be decided by the Board.

The Proposed Compensation Policy contains compensation recovery (Clawback) provisions in the event of accounting restatement, which would allow the Company, under certain conditions, to recover bonuses or performance-based equity paid in excess of what would have been paid under the financial statements, as restated. The Proposed Compensation Policy also contains provisions that would enable our Chief Executive Officer to approve any immaterial change in the terms of employment of other executive officers (provided that the changes of the terms of employment are in accordance with the Proposed Compensation Policy) and would allow the Company to exculpate, indemnify and insure our executive officers and directors subject to certain updated limitations set forth in the Proposed Compensation Policy.

The Proposed Compensation Policy also governs the compensation of our Board members and provides that our non-employee directors may be entitled to an annual cash fee retainer, up to the limits set forth in the Proposed Compensation Policy. Our chairperson may also be entitled to an annual cash fee and annual bonus limited to a maximum amount as set forth in the Proposed Compensation Policy. In special circumstances, such as in the case of a professional director, an expert director or a director who makes a unique contribution to the Company, such director’s compensation may be different than the compensation of all other directors and may be greater than the maximal cash fee retainer amount allowed in the Proposed Compensation Policy, subject to the approval of the Company’s shareholders as required under the Companies Law.

Under the Proposed Compensation Policy, our non-executive directors and our chairperson may also be awarded annual equity-based compensation up to the applicable limits set forth in the Proposed Compensation Policy, as shall be determined from time to time and approved by the compensation committee, the Board and the Company’s shareholders, which will be subject to a vesting schedule over several years. In addition, our directors will be entitled to reimbursement of expenses incurred in the performance of their duties to the Company.

It is being noted that if Mr. Meltzer is being elected as acting chairperson (under Proposal 2 below), he will not be compensated for his role as acting chairperson.

The foregoing overview is qualified in its entirety by reference to the full text of the Proposed Compensation Policy, which is attached as Annex A hereto.

Based on a compensation benchmark prepared by Zviran, an independent compensation advisor, in connection with the adoption of the Proposed Compensation Policy, and pending it becoming effective, we intend to (i) grant certain of our officers (excluding our Chief Executive Officer) with a one-time grant of 20,000 RSUs, (ii) adjust the target annual bonus of certain officers (for a target bonus of up to 4 monthly salaries) and (iii) increase the salary of one officer. All of the foregoing is related to ordinary course compensation arrangements, and being brought to the attention of the shareholders in light of the proposed adoption of the Proposed Compensation Policy, as required under the Companies Law.

The shareholders’ vote on this matter is binding under Israeli law and not merely advisory, unlike the “say-on-pay” votes found in some proxy statements for U.S. domestic companies. Notwithstanding the foregoing, the Companies Law allows our compensation committee and our Board to approve this Proposal even if at the General Meeting of Shareholders voted against it, provided that each of the Company’s compensation committee, and thereafter the Board, determines to approve it, based on detailed arguments, and after having reconsidered the matter and concluded that such action is in the best interest of the Company.

Proposal

It is proposed that the following resolutions be adopted at the Meeting:

RESOLVED, to approve the compensation policy for the Company’s officers and directors, as detailed in the Proxy Statement.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

A shareholder must inform our Company before the vote (or, if voting by proxy or voting instruction form, indicate on the proxy card or voting instruction form, or by contacting the Company) whether such shareholder is (i) a controlling shareholder or (ii) possesses a “personal interest” under the Companies Law (i.e., a conflict of interest) concerning the approval of this Proposal, absent any such indication to the contrary, it will be presumed that the shareholder is not a controlling shareholder nor possesses a “personal interest” under the Companies Law with respect to the Proposal.

Board Recommendation

The Board recommends a vote “FOR” the foregoing proposed resolution.

PROPOSAL 2

NOMINATION OF MR. MELTZER AS THE ACTING CHAIRMAN OF OUR BOARD

Background

In January 2024 we announced that following the passing of Mr. Ran Poliakine, Company’s founder and non-executive chairman, the Company’s Board of Directors has decided to appoint Mr. Erez Meltzer as NNOX’s acting Chairman, subject to the approval of the shareholders. Accordingly, at the Meeting, shareholders will be asked to approve the appointment of Mr. Erez Meltzer as acting Chairman of the Board. Due to the fact that Mr. Meltzer serves as our Chief Executive Office, the Company’s shareholders’ approval is required for the appointment of Mr. Meltzer as the acting Chairman of our Board, which approval may be given for renewable periods not exceeding three (3) years each, in accordance with the requirements of the Companies Law.

Mr. Meltzer has been leading the Company as its Chief Executive Officer since January 2022, and has been a Board member since December 2019. Mr. Meltzer has extensive experience in managing and growing global businesses in various industries, including healthcare, chemicals, infrastructure and technology, and the Board deems Mr. Meltzer as the right candidate to step into the position of the acting chairman and fill the vacancy created due to the passing of Mr. Poliakine. The Board intends to continue and evaluate potential candidates to join the board, focusing on those with a strong U.S. orientation, and shareholders will be kept updated on any significant developments.

Our Board recommends that Erez Meltzer is appointed as the acting Chairman of our Board.

It is being noted that if Mr. Meltzer is elected as acting chairperson, he will not be compensated for his role as chairperson.

Biographical information concerning Erez Meltzer is set forth below:

Erez Meltzer has served as a member of our board of directors since December 2019, and in January 2022, assumed the role of our Chief Executive Officer. Mr. Meltzer served as the Executive Chairman of the board of directors of Hadassah Medical and University Center from 2014 to 2020. Since 2008, Mr. Meltzer has served as a teaching professor at the Tel Aviv Faculty of Medicine in the area of crisis management. Mr. Meltzer served as Executive Vice Chairman and Chief Executive Officer of Gadot Chemicals & Shipping Group from 2009 to 2014. Prior to that, Mr. Meltzer served as Chief Executive Officer of Africa-Israel Ltd. from 2006 to 2007 and President and Chief Executive Officer of Netafim Ltd. from 2001 to 2006. Mr. Meltzer also served as Chief Executive Officer of Creo Scitex from 1996 to 2001. Mr. Meltzer serves as a director of Turpaz Industries Ltd. (TASE), Eltek Ltd. (NASDAQ) and Hadasit Bio Holdings Ltd. (TASE) as well as of a number of private companies.

Proposal

The shareholders are being asked to appoint Erez Meltzer as the acting Chairman of our Board, while continuing to assume Chief Executive Officer’s responsibilities, for a period of up to three (3) years as of the date of the Meeting.

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, that Erez Meltzer be appointed as the acting Chairman of the Board, for a period of up to three (3) years.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

A shareholder must inform our Company before the vote (or, if voting by proxy or voting instruction form, indicate on the proxy card or voting instruction form, or by contacting the Company) whether such shareholder is (i) a controlling shareholder or (ii) possesses a “personal interest” under the Companies Law (i.e., a conflict of interest) concerning the approval of this Proposal, absent any such indication to the contrary, it will be presumed that the shareholder is not a controlling shareholder nor possesses a “personal interest” under the Companies Law with respect to the Proposal.

Board Recommendation

The Board recommends a vote “FOR” the forgoing proposed resolution.

PROPOSAL 3

APPROVAL OF AN EQUITY GRANT TO MR. EREZ MELTZER IN HIS CAPACITY

AS THE CHIEF EXECUTIVE OFFICER OF THE COMPANY

Background

At the Meeting, you will be asked to approve the following equity grants to Mr. Erez Meltzer as our Chief Executive Officer:

●	a one-time grant of options to purchase 150,000 ordinary shares under the Plan, subject to the following conditions: (i) the options shall vest over a period of four (4) years commencing on April 16, 2024 (the initial approval date of the grant by the Board), with one sixteenth of such options vesting at the end of each subsequent three-month period following the grant, (ii) the term of the options will be of ten (10) years from the grant date, unless they have been exercised or cancelled in accordance with the terms of and conditions of the applicable incentive plan of the Company, (iii) unless previously exercised or cancelled, the options may be exercised until 90 days from the termination of engagement (iv) the exercise price per share of the options will be US$11.52, (v) the options grant will be in accordance and pursuant to Section 102 of the Income Tax Ordinance [New Version] (the “Section 102”), if applicable, (vi) the 100% of the unvested portion of the options will be accelerated upon the closing an M&A Transaction, as defined in the Plan, and (vii) the date of grant for Section 102 purposes shall be April 16, 2024, the date of the Board approval; and

●	a one-time grant of 50,000 RSUs, under the Plan, which shall vest after a period of six (6) months commencing on April 16, 2024 (the initial approval date of the grant by the Board), the RSU grant will be in accordance and pursuant to Section 102.

The proposed terms of employment for Erez Meltzer were approved by the compensation committee and the Board. The terms reflect Mr. Meltzer’s experience, a compensation benchmark prepared by Compvision, an independent compensation advisor, which included a survey of compensation terms for chief executive officers of peer companies, which was provided and reviewed carefully by members of the compensation committee and the Board, the terms of the Proposed Compensation Policy, and the ratio between the employer cost associated with the engagement of the Chief Executive Officer and the average and median employer cost associated with the engagement of the other employees of the Company.

Our compensation committee and Board approved the terms described above as they believe that these would serve as an appropriate long-term retention and performance incentive and advance the objectives of the Company, its work plan and long-term strategy.

The grants under Proposal No. 1 and 3 (if approved), together with the total outstanding options, RSU’s and performance share units granted under our incentive plans, represent approximately 0.51% of our total issued and outstanding share capital on a fully diluted basis as of May 7, 2024.

The employment terms of Mr. Meltzer are in line with our Proposed Compensation Policy.

In the event this proposal is not approved by our shareholders, the current compensation arrangements of Mr. Meltzer will continue in effect.

Proposal

It is proposed that the following resolutions be adopted at the Meeting:

RESOLVED, to approve the employment terms of Erez Meltzer as the chief executive officer, as described in the Proxy Statement.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

A shareholder must inform our Company before the vote (or, if voting by proxy or voting instruction form, indicate on the proxy card or voting instruction form, or by contacting the Company) whether such shareholder is (i) a controlling shareholder or (ii) possesses a “personal interest” under the Companies Law (i.e., a conflict of interest) concerning the approval of this Proposal, absent any such indication to the contrary, it will be presumed that the shareholder is not a controlling shareholder nor possesses a “personal interest” under the Companies Law with respect to the Proposal.

Board Recommendation

The Board recommends a vote “FOR” the foregoing resolutions.

PROPOSAL 4

APPROVAL OF AMENDMENT TO THE COMPENSATION SCHEME OF DIRECTORS

Background

At the Meeting, you will be asked to approve the cash compensation described below to be paid to our non-employee directors, as well as to any additional non-employee director appointed to our Board in the future. Under the Companies Law, the terms of compensation of a director of a company incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel, such as the Company, require the approval of the compensation committee, the board of directors and, subject to certain exceptions, the shareholders. On March 27, 2024, our compensation committee recommended, and our Board of Directors found that the following proposed compensation terms comply with the terms of the Proposed Compensation Policy, and approved these compensation terms, subject to approval by a general meeting of our shareholders.

We propose to pay for each non-employee director, a $ 43,000 (instead of $36,000) annual retainer with additional annual payment for service on board committees of $ 9,000 (instead of $7,500) per committee, and an annual retainer of $ 18,000 (instead of $15,000) for a committee chairperson (in lieu of the $ 9,000), to be paid in four equal, quarterly installments.

Our compensation committee and Board noted in their approval of the proposed compensation that such compensation is intended to compensate the directors for their services and their contributions to our development. The compensation committee and Board further noted that the proposed compensation terms are reasonable taking into consideration, among other things, the need to attract highly-qualified directors, the amount of time and effort required of our directors and the compensation paid by similar companies. When considering the proposed amendment to the equity-based compensation paid to our directors, the compensation committee and the Board considered numerous factors, including the Peer Group Analysis. The Peer Group Analysis included Israeli companies listed in the U.S. and indicated that the terms of the proposed compensation are in line with market practices. Our compensation committee and Board believe that by approving the proposed amendments to the compensation of our directors, we will be better positioned to hire, retain and motivate leading candidates in our industry to serve as members of our Board. In light of all of the above, the compensation committee and Board stated that they believe that the proposed director compensation is in the best interests of the Company. In the event this proposal is not approved by our shareholders, the current compensation arrangements for our directors will continue in effect.

Proposal

It is proposed that the following resolutions be adopted at the Meeting:

RESOLVED, to approve the compensation to be paid to our current and future directors, as described in the Proxy Statement.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

A shareholder must inform our Company before the vote (or, if voting by proxy or voting instruction form, indicate on the proxy card or voting instruction form, or by contacting the Company) whether such shareholder is (i) a controlling shareholder or (ii) possesses a “personal interest” under the Companies Law (i.e., a conflict of interest) concerning the approval of this Proposal, absent any such indication to the contrary, it will be presumed that the shareholder is not a controlling shareholder nor possesses a “personal interest” under the Companies Law with respect to the Proposal.

Board Recommendation

The Board recommends a vote “FOR” the foregoing resolutions.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those described in this proxy statement. If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 29 of the Company’s Articles of Association, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

The Annual Report filed with the SEC on April 22, 2024, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at https://investors.nanox.vision/.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board of Directors,

Noga Kainan,
Director

Annex A

COMPENSATION POLICY

NANO-X IMAGING LTD.

Compensation Policy for Executive Officers and Directors

(As Adopted on [_____], 2024)

A. Overview and Objectives

1.	Introduction

This document sets forth the Compensation Policy for Executive Officers and Directors (this “Compensation Policy” or “Policy”) of NANO-X IMAGING LTD. (“NNOX” or the “Company”), in accordance with the requirements of the Companies Law, 5759-1999 and the regulations promulgated thereunder (the “Companies Law”).

Compensation is a key component of NNOX’s overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals that will enhance NNOX’s value and otherwise assist NNOX to reach its business and financial long-term goals. Accordingly, the structure of this Policy is established to tie the compensation of each officer to NNOX’s goals and performance.

For purposes of this Policy, “Executive Officers” shall mean “Office Holders” as such term is defined in Section 1 of the Companies Law, excluding, unless otherwise expressly indicated herein, NNOX’s directors.

This policy is subject to applicable law and is not intended, and should not be interpreted as limiting or derogating from, provisions of applicable law to the extent not permitted.

This Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Policy is adopted and shall serve as NNOX’s Compensation Policy for three (3) years, commencing as of its adoption, unless amended earlier.

The Compensation Committee and the Board of Directors of NNOX (the “Compensation Committee” and the “Board”, respectively) shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

2.	Objectives

NNOX’s objectives and goals in setting this Policy are to attract, motivate and retain experienced and talented leaders who will contribute to NNOX’s success and enhance shareholder value, while demonstrating professionalism in an achievement-oriented and merit-based culture that rewards long-term excellence, and embedding and modeling NNOX’s core values as part of a motivated behavior. To that end, this Policy is designed, among other things:

2.1.	to closely align the interests of the Executive Officers with those of NNOX’s shareholders in order to enhance shareholder value;

2.2.	to align a significant portion of the Executive Officers’ compensation with NNOX’s short and long-term goals and performance;

2.3.	to provide the Executive Officers with a structured compensation package, including competitive salaries, performance-motivating cash and equity incentive programs and benefits, and to be able to present to each Executive Officer an opportunity to advance in a growing organization;

2.4.	to strengthen the retention and the motivation of Executive Officers in the long-term;

2.5.	to provide appropriate awards in order to incentivize superior individual excellence and corporate performance; and

2.6.	to maintain consistency in the way Executive Officers are compensated.

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3.	Compensation Instruments

Compensation instruments under this Policy may include the following:

3.1.	base salary;

3.2.	benefits;

3.3.	cash bonuses;

3.4.	equity based compensation;

3.5.	change of control provisions; and

3.6.	retirement and termination terms.

4.	Overall Compensation - Ratio Between Fixed and Variable Compensation

4.1.	This Policy aims to balance the mix of “Fixed Compensation” (comprised of base salary and benefits) and “Variable Compensation” (comprised of cash bonuses and equity-based compensation) in order to, among other things, appropriately incentivize Executive Officers to meet NNOX’s short and long-term goals while taking into consideration the Company’s need to manage a variety of business risks.

4.2.	The total annual target bonus and equity-based compensation per vesting annum (based on the fair market value at the time of grant calculated on a linear basis) of each Executive Officer shall not exceed 95% of such Executive Officer’s total compensation package for such year.

5.	Inter-Company Compensation Ratio

5.1.	In the process of drafting this Policy, NNOX’s Board and Compensation Committee have examined the ratio between employer cost associated with the engagement of the Executive Officers, including directors, and the average and median employer cost associated with the engagement of NNOX’s other employees (including contractor employees as defined in the Companies Law) (the “Ratio”).

5.2.	The possible ramifications of the Ratio on the daily working environment in NNOX were examined and will continue to be examined by NNOX from time to time in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in NNOX.

B. Base Salary and Benefits

6.	Base Salary

6.1.	A base salary provides stable compensation to Executive Officers and allows NNOX to attract and retain competent executive talent and maintain a stable management team. The base salary varies among Executive Officers, and is individually determined according to the educational background, prior vocational experience, qualifications, corporate role, business responsibilities and past performance of each Executive Officer.

6.2.	Since a competitive base salary is essential to NNOX’s ability to attract and retain highly skilled professionals, NNOX will seek to establish a base salary that is competitive with base salaries paid to Executive Officers in a peer group of other companies operating in sectors that are as much as possible similar in their characteristics to NNOX, the list of which shall be reviewed and approved by the Compensation Committee. To that end, NNOX shall utilize comparative market data and practices as a reference, including a survey comparing and analyzing the level of the overall compensation package offered to an Executive Officer of the Company with compensation packages for persons serving in similar positions (to that of the relevant officer) in the peer group. Such compensation survey may be conducted internally or through an external independent consultant.

6.3.	The Compensation Committee and the Board may periodically consider and approve base salary adjustments for Executive Officers. The main considerations for salary adjustment will be similar to those used in initially determining the base salary, but may also include change of role or responsibilities, recognition for professional achievements, regulatory or contractual requirements, budgetary constraints or market trends. The Compensation Committee and the Board will also consider the previous and existing compensation arrangements of the Executive Officer whose base salary is being considered for adjustment. Any limitation herein based on the annual base salary shall be calculated based on the monthly base salary applicable at the time of consideration of the respective grant or benefit.

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7.	Benefits

7.1.	The following benefits may be granted to the Executive Officers in order, among other things, to comply with legal requirements:

7.1.1.	vacation days in accordance with market practice;

7.1.2.	sick days in accordance with market practice;

7.1.3.	convalescence pay according to applicable law;

7.1.4.	monthly remuneration for a study fund, as allowed by applicable law and with reference to NNOX’s practice and the practice in peer group companies (including contributions on bonus payments);

7.1.5.	NNOX shall contribute on behalf of the Executive Officer to an insurance policy or a pension fund, as allowed by applicable law and with reference to NNOX’s policies and procedures and the practice in peer group companies (including contributions on bonus payments); and

7.1.6.	NNOX shall contribute on behalf of the Executive Officer towards work disability insurance, as allowed by applicable law and with reference to NNOX’s policies and procedures and to the practice in peer group companies.

7.2.	Non-Israeli Executive Officers may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed. Such customary benefits shall be determined based on the methods described in Section 6.2 of this Policy (with the necessary changes and adjustments).

7.3.	In the events of relocation and/or repatriation of an Executive Officer to another geography, such Executive Officer may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which he or she is employed or additional payments to reflect adjustments in the cost of living. Such benefits may include reimbursement for out-of-pocket one-time payments and other ongoing expenses, such as a housing allowance, a car allowance, home leave visit, etc.

7.4.	NNOX may offer additional benefits to its Executive Officers, which will be comparable to customary market practices, such as, but not limited to: cellular and land line phone benefits, company car and travel benefits, reimbursement of business travel including a daily stipend when traveling and other business related expenses, insurances, other benefits (such as newspaper subscriptions, academic and professional studies), etc., provided, however, that such additional benefits shall be determined in accordance with NNOX’s policies and procedures.

C. Cash Bonuses

8.	Annual Cash Bonuses - The Objective

8.1.	Compensation in the form of an annual cash bonus is an important element in aligning the Executive Officers’ compensation with NNOX’s objectives and business goals. Therefore, annual cash bonuses will reflect a pay-for-performance element, with payout eligibility and levels determined based on actual financial and operational results, in addition to other factors the Compensation Committee may determine, including individual performance.

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8.2.	An annual cash bonus may be awarded to Executive Officers upon the attainment of pre-set periodical objectives and individual targets determined by the Compensation Committee (and, if required by law, by the Board) for each fiscal year, or in connection with such officer’s engagement, in case of newly hired Executive Officers, taking into account NNOX’s short and long-term goals, as well as its compliance and risk management policies. The Compensation Committee and the Board shall also determine applicable minimum thresholds that must be met for entitlement to the annual cash bonus (all or any portion thereof) and the formula for calculating any annual cash bonus payout, with respect to each fiscal year, for each Executive Officer. In special circumstances, as determined by the Compensation Committee and the Board (e.g., regulatory changes, significant changes in NNOX’s business environment, a significant organizational change, significant merger and acquisition events, etc.), the Compensation Committee and the Board may modify the objectives and/or their relative weight during the fiscal year, or may modify payouts following the conclusion of the year.

8.3.	In the event that the employment of an Executive Officer is terminated prior to the end of a fiscal year, the Company may (but shall not be obligated to) pay such Executive Officer an annual cash bonus (which may or may not be pro-rated) assuming the Executive Officer is otherwise entitled to an annual cash bonus.

8.4.	The actual annual cash bonus to be paid to Executive Officers shall be approved by the Compensation Committee and the Board.

9.	Annual Cash Bonuses - The Formula

Executive Officers other than the CEO

9.1.	The performance objectives for the annual cash bonus of NNOX’s Executive Officers, other than the chief executive officer (the “CEO”), may be approved by NNOX’s CEO (in lieu of the Compensation Committee) and may be based on company, division/ departmental/business unit and individual objectives. Measurable performance objectives, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, which will be based on actual financial and operational results, such as (by way of example and not by way of limitation) revenues, operating income and cash flows and may further include, divisional or personal objectives which may include operational objectives, such as (by way of example and not by way of limitation) market share, initiation of new markets and operational efficiency, customer focused objectives, project milestones objectives and investment in human capital objectives, such as (by way of example and not by way of limitation) employee satisfaction, employee retention and employee training and leadership programs. The Company may also grant annual cash bonuses to NNOX’s Executive Officers, other than the CEO, on a discretionary basis.

9.2.	The target annual cash bonus (not including any commissions in the case of Commission Based Executive Officers (as defined below) that an Executive Officer, other than the CEO, will be entitled to receive for any given fiscal year, will not exceed 100% of such Executive Officer’s annual base salary.

9.3.	The maximum annual cash bonus, (not including any commissions in the case of Commission Based Executive Officers (as defined below), including for overachievement performance, that an Executive Officer, other than the CEO, will be entitled to receive for any given fiscal year, will not exceed 200% of such Executive Officer’s annual base salary.

CEO

9.4.	The annual cash bonus of NNOX’s CEO will be mainly based on measurable performance objectives and subject to minimum thresholds as provided in Section 8.2 above. Such measurable performance objectives will be determined annually by NNOX’s Compensation Committee (and, if required by law, by NNOX’s Board) and will be based on company and personal objectives. These measurable performance objectives, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, will be based on overall company performance measures, which are based on actual financial and operational results, such as (by way of example and not by way of limitation) revenues, sales, operating income, cash flow or the Company’s annual operating plan and long-term plan.

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9.5.	The less significant part of the annual cash bonus granted to NNOX’s CEO, and in any event not more than 30% of the annual cash bonus, may be based on a discretionary evaluation of the CEO’s overall performance by the Compensation Committee and the Board based on quantitative and qualitative criteria.

9.6.	The target annual cash bonus that the CEO will be entitled to receive for any given fiscal year, will not exceed 100% of his or her annual base salary.

9.7.	The maximum annual cash bonus including for overachievement performance that the CEO will be entitled to receive for any given fiscal year, will not exceed 200% of his or her annual base salary.

10.	Other Bonuses

10.1.	Special Bonus. NNOX may grant its Executive Officers a special bonus as an award for special achievements (such as in connection with mergers and acquisitions, offerings, achieving target budget or business plan objectives under exceptional circumstances, or special recognition in case of retirement) or as a retention award at the CEO’s discretion for Executive Officers other than the CEO (and in the CEO’s case, at the Compensation Committee’s and the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Special Bonus”). Any such Special Bonus will not exceed 200% of the Executive Officer’s annual base salary. A Special Bonus can be paid, in whole or in part, in equity in lieu of cash and the value of any such equity component of a Special Bonus shall be determined in accordance with Section 13.3 below.

10.2.	Signing Bonus. NNOX may grant a newly recruited Executive Officer a signing bonus. Any such signing bonus shall be granted and determined at the CEO’s discretion for Executive Officers other than the CEO (and in the CEO’s case, at the Compensation Committee’s and the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Signing Bonus”). Any such Signing Bonus will not exceed 100% of the Executive Officer’s annual base salary.

10.3.	Relocation/ Repatriation Bonus. NNOX may grant its Executive Officers a special bonus in the event of relocation or repatriation of an Executive Officer to another geography (the “Relocation Bonus”). Any such Relocation bonus will include customary benefits associated with such relocation and its monetary value will not exceed 100% of the Executive Officer’s annual base salary.

11.	Compensation Recovery (“Clawback”)

11.1.	In the event of an accounting restatement, NNOX’s Board shall be entitled to recover from its Executive Officers the bonus compensation or performance-based equity compensation in accordance with the clawback policy adopted by the Company from time to time under the applicable stock exchange rules.

11.2.	Nothing in this Section 11 derogates from any other “Clawback” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable securities laws or a separate contractual obligation.

D. Equity Based Compensation

12.	The Objective

12.1.	The equity-based compensation for NNOX’s Executive Officers will be designed in a manner consistent with the underlying objectives of the Company in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the Executive Officers’ interests with the long-term interests of NNOX and its shareholders, and to strengthen the retention and the motivation of Executive Officers in the long term. In addition, since equity-based awards are structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

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12.2.	The equity-based compensation offered by NNOX is intended to be in the form of share options and/or other equity-based awards, such as restricted shares, RSUs or performance stock units, in accordance with the Company’s equity incentive plan in place as may be updated from time to time.

12.3.	All equity-based incentives granted to Executive Officers (other than bonuses paid in equity in lieu of cash) shall normally be subject to vesting periods in order to promote long-term retention of the awarded Executive Officers. Unless determined otherwise in a specific award agreement or in a specific compensation plan approved by the Compensation Committee and the Board, grants to Executive Officers other than non-employee directors shall vest based on time, gradually over a period of at least 2-4 years, or based on performance. The exercise price of options shall be determined in accordance with NNOX’s policies, the main terms of which shall be disclosed in the annual report of NNOX.

12.4.	All other terms of the equity awards shall be in accordance with NNOX’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, make modifications to such awards consistent with the terms of such incentive plans, subject to any additional approval as may be required by the Companies Law.

13.	General Guidelines for the Grant of Awards

13.1.	The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, corporate role and the personal responsibilities of the Executive Officer.

13.2.	In determining the equity-based compensation granted to each Executive Officer, the Compensation Committee and the Board shall consider the factors specified in Section 13.1 above, and in any event, the total fair market value of an annual equity-based compensation award at the time of grant (not including bonuses paid in equity in lieu of cash) shall not exceed: (i) with respect to the CEO - the higher of (w) 500% of his or her annual base salary or (x) 0.5% of the Company’s fair market value at the time of approval of the grant by the Board; and (ii) with respect to each of the other Executive Officers - the higher of (y) 300% of his or her annual base salary or (z) 0.35% of the Company’s fair market value at the time of approval of the grant by the Board.

13.3.	The fair market value of the equity-based compensation for the Executive Officers will be determined by multiplying the number of shares underlying the grant by the market price of NNOX’s ordinary shares on or around the time of the grant or according to other acceptable valuation practices at the time of grant, in each case, as determined by the Compensation Committee and the Board.

13.4.	The Company may satisfy tax withholding obligations related to equity-based compensation by net issuance, sale to cover or any other mechanism as determined by the Board from time to time.

E. Retirement and Termination of Service Arrangements

14.	Advanced Notice Period

NNOX may provide an Executive Officer, on the basis of his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of his/her retirement prior notice of termination of up to twelve (12) months in the case of the CEO and six (6) months in the case of other Executive Officers, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity-based compensation. Such advance notice may or may not be provided in addition to severance, provided, however, that the Compensation Committee shall take into consideration the Executive Officer’s entitlement to advance notice in establishing any entitlement to severance and vice versa.

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15.	Adjustment Period

NNOX may provide an additional adjustment period of up to six (6) months to the CEO or to any other Executive Officer according to his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of retirement, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity-based compensation.

16.	Additional Retirement and Termination Benefits

NNOX may provide additional retirement and terminations benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), or which will be comparable to customary market practices.

17.	Non-Compete Grant

Upon termination of employment and subject to applicable law, NNOX may grant to its Executive Officers a non-compete grant as an incentive to refrain from competing with NNOX for a defined period of time. The terms and conditions of the non-compete grant shall be decided by the Board and shall not exceed such Executive Officer’s monthly base salary multiplied by twelve (12). The Board shall consider the existing entitlements of the Executive Officer in connection with the consideration of any non-compete grant.

18.	Limitation Retirement and Termination of Service Arrangements

The total non-statutory payments under Section 14-17 above for a given Executive Officer shall not exceed the Executive Officer’s monthly base salary multiplied by twenty-four (24). The limitation under this Section 18 does not apply to benefits and payments provided under other chapters of this Policy.

F. Exculpation, Indemnification and Insurance

19.	Exculpation

Each and every Director and Executive Officer may be exempted in advance for all or any of his/her liability for damage in consequence of a breach of the duty of care, to the fullest extent permitted by applicable law.

20.	Insurance and Indemnification

20.1.	NNOX may indemnify its directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the director or the Executive Officer, as provided in the indemnity agreement between such individuals and NNOX all subject to applicable law and the Company’s articles of association.

20.2.	NNOX will provide directors’ and officers’ liability insurance (the “Insurance Policy”) for its directors and Executive Officers as follows:

20.2.1.	the limit of liability of the insurer shall not exceed the greater of $75,000,000 or 50% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval of the Insurance Policy by the Compensation Committee; and

20.2.2.	the Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering NNOX’s exposures, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions and that it shall not materially affect the Company’s profitability, assets or liabilities.

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20.3.	Upon circumstances to be approved by the Compensation Committee (and, if required by law, by the Board), NNOX shall be entitled to enter into a “run off” Insurance Policy (the “Run-Off Policy”) of up to seven (7) years, with the same insurer or any other insurance, as follows:

20.3.1.	The limit of liability of the insurer shall not exceed the greater of $75,000,000 million or 50% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval by the Compensation Committee; and

20.3.2.	The Run-Off Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering the Company’s exposures covered under such policy, the scope of coverage and the market conditions and that the Run-Off Policy reflects the current market conditions and that it shall not materially affect the Company’s profitability, assets or liabilities.

20.4.	NNOX may extend an Insurance Policy in effect to include coverage for liability pursuant to a future public offering of securities as follows:

20.4.1.	The Insurance Policy, as well as the additional premium shall be approved by the Compensation Committee (and if required by law, by the Board) which shall determine that the sums are reasonable considering the exposures pursuant to such public offering of securities, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions, and that it does not materially affect the Company’s profitability, assets or liabilities.

G. Arrangements upon Change of Control

21.	The following benefits may be granted to the Executive Officers (in addition to, or in lieu of, the benefits applicable in the case of any retirement or termination of service) upon or in connection with a “Change of Control” or, where applicable, in the event of a Change of Control following which the employment of the Executive Officer is terminated or adversely adjusted in a material way:

21.1.	acceleration of vesting of outstanding options or other equity-based awards;

21.2.	extension of the exercise period of equity-based grants for NNOX’s Executive Officers for a period of up to one (1) year, following the date of termination of employment; and

21.3.	up to an additional six (6) months of continued base salary and benefits following the date of termination of employment, or twelve (12) months in the case of the CEO (the “Additional Adjustment Period”). For avoidance of doubt, such additional Adjustment Period may be in addition to the advance notice and adjustment periods pursuant to Sections 14 and 15 of this Policy, but subject to the limitation set forth in Section 18 of this Policy; and

21.4.	a cash bonus not to exceed 200% of the Executive Officer’s annual base salary in case of an Executive Officer other than the CEO and 250% in case of the CEO.

H. Board of Directors Compensation

22.	All NNOX’s non-employee Board members may be entitled to an annual cash fee retainer of up to $60,000 (and up to $144,000 for the chairperson of NNOX’s Board or lead independent director), an annual committee membership fee retainer of up to $9,000, and an annual committee chairperson cash fee retainer of up to $18,000 (it is being clarified that the payment for the chairpersons would be in lieu of (and not in addition) to the payments referenced above for committee membership).

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23.	The compensation of the Company’s external directors, if any are required and elected, shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time.

24.	Notwithstanding the provisions of Section 22 above, in special circumstances, such as in the case of a professional director, an expert director or a director who makes a unique contribution to the Company, such director’s compensation may be different than the compensation of all other directors and may be greater than the maximum amount allowed under Section 22.

25.	Each non-employee member of NNOX’s Board may be granted equity-based compensation. The total fair market value of a “welcome” or an annual equity-based compensation at the time of grant by the Board shall not exceed $146,000 for directors and $300,000 for the chairperson of the Board.

26.	All other terms of the equity awards shall be in accordance with NNOX’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, make modifications to such awards consistent with the terms of such incentive plans, subject to any additional approval as may be required by the Companies Law. In addition, the Company may satisfy tax withholding obligations related to equity-based compensation granted to directors by net issuance, sale to cover or any other mechanism as determined by the Board from time to time.

27.	In addition, members of NNOX’s Board may be entitled to reimbursement of expenses in connection with the performance of their duties.

28.	The compensation (and limitations) stated under Section H will not apply to directors who serve as Executive Officers.

I. Miscellaneous

29.	Nothing in this Policy shall be deemed to grant to any of NNOX’s Executive Officers, employees, directors, or any third party any right or privilege in connection with their employment by or service to the Company, nor deemed to require NNOX to provide any compensation or benefits to any person. Such rights and privileges shall be governed by applicable personal employment agreements or other separate compensation arrangements entered into between NNOX and the recipient of such compensation or benefits. The Board may determine that none or only part of the payments, benefits and perquisites detailed in this Policy shall be granted, and is authorized to cancel or suspend a compensation package or any part of it.

30.	An Immaterial Change in the Terms of Employment of an Executive Officer other than the CEO may be approved by the CEO, provided that the amended terms of employment are in accordance with this Policy. An “Immaterial Change in the Terms of Employment” means a change in the terms of employment of an Executive Officer with an annual total cost to the Company not exceeding an amount equal to two (2) monthly base salaries of such employee.

31.	In the event that new regulations or law amendment in connection with Executive Officers’ and directors’ compensation will be enacted following the adoption of this Policy, NNOX may follow such new regulations or law amendments, even if such new regulations are in contradiction to the compensation terms set forth herein.

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This Policy is designed solely for the benefit of NNOX and none of the provisions thereof are intended to provide any rights or remedies to any person other than NNOX.

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